Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LifestyleCX, Inc.
64 Horseshoe Rd.
Guilford, CT 06437
https://www.lifestylecx.com/

Up to $999,999.60 in Non-Voting Common Stock at $1.20
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: LifestyleCX, Inc.
Address: 64 Horseshoe Rd., Guilford, CT 06437
State of Incorporation: DE
Date Incorporated: July 19, 2017

Terms:

Equity

Offering Minimum: $9,999.60 | 8,333 shares of Non-Voting Common Stock
Offering Maximum: $999,999.60 | 833,333 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $249.60

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within first 48 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 5% bonus shares

<u>Amount-Based:</u>

$500+ | Tier 1

2% Bonus Shares.

$1,000+ | Tier 2

4% Bonus Shares.

$2,500+ | Tier 3

6% Bonus Shares

$5,000+ | Tier 4

8% Bonus Shares

$10,000+ | Tier 5

10% bonus shares

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Lifestylecx will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non Voting Common Stock at $1.20 / share, you will receive 110 shares of Non Voting Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

LifestyleCX, Inc. is an age-tech software platform that 1) educates and matches aging adults to the right aging options at AgingChoices.com, 2) offers aging service providers software tools that engage, convert, and acquire prospects under the brand AgingChoicesPro.com and 3) provides free and low-cost on-demand video courses and answers to aging questions under the brand AgingAnswers.com.

LifestyleCX, Inc. was initially established as LifestyleCX LLC, a Delaware Limited Liability Company, on July 19, 2017, and converted to a Delaware corporation on April 13, 2019.

The company was granted the standard character Trademark, “LIFESTYLECX,” to LifestyleCX, LLC, filed with the USPTO on 8/8/2018.

The company was granted the copyright, “Choice! Wizard,” to LifestyleCX, LLC, filed with the USPTO on 7/3/2019.

The company has applied for a NonProv US Patent "A COMPUTERISED SYSTEM AND METHOD FOR MATCHING A USER TO A CAREGIVER OR A CAREGIVING FACILITY" filed with the USPTO on 10/7/2019 under the name LifestyleCX, Inc.

The company was granted the copyright, "Choice! Wizard," to LifestyleCX, LLC, filed with the USPTO on 7/3/2019.

The company has applied for a Trademark/Service Mark Application for AgingChoices under the name LifestyleCX, Inc. DBA AgingChoices., filed with the USPTO on 4/22/2022.

The company has applied for a Trademark/Service Mark Application for AGINGANSWERS ON-DEMAND LEARNING" under the name LifestyleCX, Inc. DBA AgingChoices., filed with the USPTO on 4/25/2022.

Competitors and Industry

Our three products fall into three competitive buckets:

AgingChoices.com; competes with A Place for Mom, Caring.com, Family Assets, and Seniorly, all revenue share models.

AgingChoicesPro (for providers/B2B); competes with TalkFurther (ChatBot), Roobrik (Care Assessment), and SiteStaff (Live Chat) all monthly subscription SaaS models.

AgingAnswers.com; competes in the EdTech space. However, there is no expert-generated aging-focused platform currently. GetSetUp is close . The platform is older adults teaching other older adults. Udemy, Teachable, and MasterClass align with the competitive model we are developing.

What makes LifestyleCX, Inc. unique is that there is no single platform that combines customer acquisition, online education, and connection to senior care providers. Finally, an ecosystem to support aging.

The U.S. long term care market size was valued at around USD 467.3 billion in 2021 and is [projected to grow to USD 779.4 billion by 2030

*Source: Grandview Research - https://www.grandviewresearch.com/industry-analysis/education-technology-market

The global education technology (EdTech) market was valued at USD 106.46 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 16.5% from 2022 to 2030.

*Source: Grandview Research - https://www.grandviewresearch.com/industry-analysis/us-long-term-care-ltc-market

The Longevity Economy outlooks are a series of data analyses from AARP that describe the contributions of Americans age 50-plus, worth over USD 9 trillion in 2018 and projected to grow through 2050.

*Source: Grandview Research - https://www.aarp.org/research/topics/economics/info-2019/longevity-economy-outlook.html

Current Stage and Roadmap

<u>Current Stage</u>

AgingChoicesPro conversion tools have been in the market since 2019 and are in production with customers. We continue to innovate and improve those tools to meet current customer and market needs. ***The next phase will combine the tools into a more streamlined product over the next six months.***

AgingChoices.com launched at the beginning of the pandemic with a database of over 100,000 providers. We have patent-pending wizard/survey technology, a matching engine, a search page, and a knowledge center. With the impact of the pandemic on the industry, we focused more on our B2B product AgingChoicesPro. AgingChoices.com is currently live and helping consumers. **The next phase is to clean up the database to include senior living and home care only, streamline the onboarding process/wizard for consumers, and test new monetization strategies.**

<u>Road Map</u>

- Build lessons and courses content on AgingAnswers.com

- Develop wizard and matching engine to help connect consumers to the correct content

- Develop technology structure to optimize SEO and content

The Team

Officers and Directors

Name: Teresa Sullivan McLean

Teresa Sullivan McLean's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO and Director
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Company Direction, Sales, Partnership Development, $90k annual salary

Name: Brenda Limone

Brenda Limone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, Secretary, Treasurer and Director
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Operations, Finances, HR, Strategy & Partnerships, $90k annual salary

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aging technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,000,070 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
LifestyleCX, Inc. was formed on April 13, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LifestyleCX,

Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that LifestyleCX's brands AgingChoicesPro, AgingChoices.com and AgingAnswers.com are a good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing

our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on LifestyleCX, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on LifestyleCX, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Covid-19
In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and

communities. The COVID-19 pandemic may continue to impact the Company’s business operations and financial operating results. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Teresa Sullivan McLean	4,140,000	Voting Common Stock	43.0%
Brenda Limone	3,960,000	Voting Common Stock	41.0%

The Company's Securities

The Company has authorized Note #9 - Link Ventures, Note #10 - Link Ventures, Note #15 - Link Ventures, Note #16 - Link Ventures, Note #5, #6 & #14 - Connecticut Innovations, Notes #23 & 25 - Connecticut Innovations, Non-Voting Common Stock, and Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 833,333 of Non-Voting Common Stock.

Note #9 - Link Ventures

The security will convert into Preferred stock (discount or valuation cap whichever is better) and the terms of the Note #9 - Link Ventures are outlined below:

Amount outstanding: $386,536.69
Maturity Date: January 03, 2023
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Conversion on Liquidation. If, prior to the Maturity Date or a Qualified Equity Financing, the Company enters into a Liquidation Transaction (as defined below), the Company shall either (i) repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest or (ii) upon the written election of the Holder made not less than three days prior to the Liquidation Transaction, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into common units or shares of common stock of the Company at a conversion price equal to 75% of the price per unit or share, as applicable, paid pursuant to the Liquidation Transaction.

Note #10 - Link Ventures

The security will convert into Preferred stock (discount or valuation cap - whichever is better) and the terms of the Note #10 - Link Ventures are outlined below:

Amount outstanding: $375,530.63
Maturity Date: January 03, 2023
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000 round

Material Rights

Conversion on Liquidation. If, prior to the Maturity Date or a Qualified Equity Financing, the Company enters into a Liquidation Transaction (as defined below), the Company shall either (i) repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest or (ii) upon the written election of the Holder made not less than three days prior to the Liquidation Transaction, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into common units or shares of common stock of the Company at a conversion price equal to 75% of the price per unit or share, as applicable, paid pursuant to the Liquidation Transaction.

Note #15 - Link Ventures

The security will convert into Preferred stock and the terms of the Note #15 - Link Ventures are outlined below:

Amount outstanding: $600,164.56
Maturity Date: January 03, 2023
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000 round

Material Rights

Conversion on Liquidation. If, prior to the Maturity Date or a Qualified Equity Financing, the Company enters into a Liquidation Transaction (as defined below), the Company shall either (i) repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest or (ii) upon the written election of the Holder made not less than three days prior to the Liquidation Transaction, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into common units or shares of common stock of the Company at a conversion price equal to 75% of the price per unit or share, as applicable, paid pursuant to the Liquidation Transaction.

Note #16 - Link Ventures

The security will convert into Preferred stock and the terms of the Note #16 - Link Ventures are outlined below:

Amount outstanding: $5,467.55
Maturity Date: January 03, 2023
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000 round

Material Rights

Conversion on Liquidation. If, prior to the Maturity Date or a Qualified Equity Financing, the Company enters into a Liquidation Transaction (as defined below), the Company shall either (i) repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest or (ii) upon the written election of the Holder made not less than three days prior to the Liquidation Transaction, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into common units or shares of common stock of the Company at a conversion price equal to 75% of the price per unit or share, as applicable, paid pursuant to the Liquidation Transaction.

Note #5, #6 & #14 - Connecticut Innovations

The security will convert into Preferred stock and the terms of the Note #5, #6 & #14 - Connecticut Innovations are outlined below:

Amount outstanding: $321,340.18
Maturity Date: December 31, 2022
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000 round (matching to Link Ventures)

Material Rights

(c) Liquidation Event. Notwithstanding the foregoing, upon a Liquidation Event, the Holder shall have the option, at its sole discretion, to demand payment from the Issuer of an amount equal to the greater of: (i) two (2) multiplied by the Outstanding Amount existing as of the date of payment thereof; provided that, if any other outstanding promissory note issued by the Issuer is due and payable upon a Liquidation Event at a higher multiple than two (2) times outstanding principal and interest, then such higher multiple shall apply to this Note; or (ii) a dollar amount that would be payable as a holder of the Issuer's then most senior class of Equity Securities (with respect to liquidation preferences) if this Note, and the Outstanding Amount existing as of the date of payment thereof, had been converted into shares of such Equity Securities immediately prior to such Liquidation Event at a conversion price per share equal to the Discount Percentage multiplied by the price per Equity Security of the Issuer based upon a valuation attributable to the Issuer in such Liquidation Event, on a fully-diluted, as-converted basis.

Notes #23 & 25 - Connecticut Innovations

The security will convert into Preferred stock (this is a eir program - services in exchange for equity) and the terms of the Notes #23 & 25 - Connecticut Innovations are outlined below:

Amount outstanding: $38,250.00
Maturity Date: December 31, 2022
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: $2,000,000 round

Material Rights

(c) Liquidation Event. Notwithstanding the foregoing, upon a Liquidation Event, the Holder shall have the option, at its sole discretion, to demand payment from the Issuer of an amount equal to the greater of: (i) two (2) multiplied by the Outstanding Amount existing as of the date of payment thereof; provided that, if any other outstanding promissory note issued by the Issuer is due and payable upon a Liquidation Event at a higher multiple than two (2) times outstanding principal and interest, then such higher multiple shall apply to this Note; or (ii) a dollar amount that would be payable as a holder of the Issuer's then most senior class of Equity Securities (with respect to liquidation preferences) if this Note, and the Outstanding Amount existing as of the date of payment thereof, had been converted into shares of such Equity Securities immediately prior to such Liquidation Event at a conversion price per share equal to the Discount Percentage multiplied by the price per Equity Security of the Issuer based upon a valuation attributable to the Issuer in such Liquidation Event, on a fully-diluted, as-converted basis.

Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 11,000,000 with a total of 10,893,541 outstanding.

Voting Rights

Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

The total amount outstanding includes 834,750 shares to be issued pursant to stock options issued.

The total amount outstanding includes 93,250 of shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Family and Friends Round - First $100k - Build MVP for Survey and App - Note #1,2,3 and 4
Date: April 01, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $150,000.00
Use of proceeds: Connecticut Innovations Investment - MVP Survey and App & talent (note #5 & 6)
Date: June 22, 2018
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Employee Investment, Brandon Compagna, development (Note #11)
Date: January 02, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $300,000.00
Use of proceeds: Link Ventures, go to market, talent & access to cogo labs data (Note #9)
Date: February 01, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Individual Investor - $25k - operations & marketing (Note #7)
Date: September 30, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $100,000.00

Use of proceeds: Connecticut Innovations - 2nd round - operations, talent (Note #14)
Date: December 08, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Link Ventures, development, go to market, talent (Note #15 & #16)
  Date: November 21, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Plimpton family, Individual investment - operations - Note #24
  Date: March 18, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $18,000.00
  Use of proceeds: Connecticut Innovations - EIR - Entrepreneur in Residence Program - Service for equity- marketing support - Non-interest bearing - Note #23
  Date: January 20, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: Link Ventures - MVP and go to market (Note #10)
  Date: June 18, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Individual Investor - Operations and Marketing - Note #8
  Date: December 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Individual Investor - Operations and Marketing - Note #12
  Date: April 29, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00

Use of proceeds: Individual Investor - Operations and Marketing - Note #13
Date: July 25, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $7,892.50
  Use of proceeds: Connecticut Innovations - EIR - Entrepreneur in Residence Program - Service for equity- marketing support - Non-interest bearing - Note #25
  Date: January 03, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to the year ended December 31, 2021

Revenue

Revenue for the fiscal year 2021 was $489,746, 190% higher than the 2020 revenue of $168,842. In 2020, LifestyleCX was able to pivot our product development and sales efforts to focus on what the Senior Care industry would need after coming through the pandemic. The industry's need to move from more traditional marketing (print, in-person networking & events) to improving their digital presence and finding new ways to engage potential customers, especially online, was advantageous for LifestyleCX. Our B2B tools were well-positioned, which helped us grow our revenue in 2021 and secure top senior living customers, a major REIT (real estate investment trust) partnership, and continue to keep and show value for our existing customers. For 2020 and 2021, the team focused more on the B2B SaaS tools side of the business to build our revenue and position the company for the next growth stage, including the B2C2B side of AgingChoices.com. At the end of 2021, we partnered with Caring.com to support our consumer efforts and began realizing lead generation revenue in January 2022.

We realized other income by participating in both PPP programs in 2020 and 2021 and successfully were granted funds to cover payroll. Both PPP loans have been forgiven. In addition, we successfully earn significant tax credits to offset payroll taxes and R&D.

CAC – Cost of Customer Acquisition

With the majority of focus on our B2B SaaS tools, LifestyleCX experimented with multiple potential marketing channels, including LinkedIn, industry media, speaking on panels, podcasts, and leveraging industry referrals. This allowed us to see what channels work best and calculate customer acquisition cost for 2021 at $210/subscription, 1 to 1.5 months' subscription revenue. By knowing customer acquisition costs and the best channels, we can apply marketing dollars efficiently to scale the B2B revenue.

Gross margins

2021 gross profit was -$32,757.76 compared to 2020 gross profit of -$859,239.69, and gross margins as a percentage of revenue remained flat from .01% in 2020 to .01% in 2021. Although gross profit is still negative, we made tremendous gains in increased revenues and reduced expenses (below) to maximize our cash flow. Customer support, services, customer success, and development operations for our SaaS software are all handled by our current team of five.

Expenses

The Company's expenses consist of compensation, marketing expenses, fees for professional services, and development costs. Our total expenses in 2021 were $701,657 and $924,731. This 24% decrease is attributable to a reduction in payroll and legal costs and a reduction in contractor costs. We also had a decrease in T&E and rent. Senior leadership focused on growing the B2B MRR, keeping our expenses low, and retaining our team of five.

Historical results and cash flows:

The Company is currently generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through sales; equity investments; government grants (PPP) and tax credits. Future cash flows will be from multiple revenue streams via multiple products and partnerships. Our goal is to break even by end of Q2 2022.

Our historical cash flow includes the year 2020/2021 which was the peak of the pandemic. This had a disproportional impact on the senior care industry. Given the industry has recovered and continues to grow due to increasing market size, moving forward this presents an opportunity for more stabilized cash flow projections.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 31, 2022, the Company has capital resources available in the form of cash, MRR, and accounts receivables.

Cash position = $16k

MRR = $40k & ARR of $480k. (MRR is monthly recurring revenue and ARR is annual recurring revenue)

Receivables = $54k

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company but will be used to scale the company.

Based on an MRR of $40k per month and an ARR of $480,000, the crowdfunding raise will make up 68% of the total funds.

($480,000+ 1,000,000 = $1,480,000) ($1,000,000/$1,480,000 = .68)

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4 months. This is based on maintaining a current monthly burn rate of +/- $50k for expenses related to current salaries, supporting technology & marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 to 18 months and we believe we can get to a series A. This is based on an anticipated increase in monthly burn increasing from $50k per month to $176k by December 2022. Expenses related to Sales and Marketing, Salaries, General Administrative and Operating Expenses, and R&D. Please see the below anticipated expenses in the event of a maximum raise.

Expenses Year 1 Year 2

6000 Salaries & Wages $829,335 $1,659,154

6090 Fringe Benefits (30%) $202,506 $497,746

Total 6090 Allocated Benefits $198,826 $497,746

Affliliate Commissions (70/30) $94,556 $719,086

6110 Contractors $72,200 $223,800

6120 Development & Tools $4,790 $4,800

6130 Accounting $11,700 $12,000

6140 Legal Fees $10,000 $39,000

6141 Payroll Service Charge $2,371 $2,400

Total 6140 Legal Fees $12,371 $41,400

6310 Dues and Subscriptions $48 $4

6420 Tech Licenses/Subscriptions $21,693 $33,600

6430 Advertising & Marketing $115,438 $775,358

6500 Travel & Entertainment $4,800 $24,000

6510 Meals $2,623 $5,400

6520 Auto / Ride Share $61 $-

Total 6500 Travel & Entertainment $7,484 $29,400

6710 Cellular Phones $1,684 $3,120

7210 Office Supplies and RENT $10,710 $42,000

7330 IT Services $6,108 $12,000

7350 Internet $4,036 $7,200

7500 Insurance $6,473 $12,000

7940 Bank Service Charges $215 $600

Total 7000 Corporate Expenses $27,541 $73,800

7335 Taxes and Licenses $- $-

QuickBooks Payments Fees $1,190 $1,800

Total Expenses $1,304,301 $3,355,983

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are not contemplating any particular additional future sources of capital at this time.

Indebtedness

- **Creditor:** Link Ventures - Note #9
  Amount Owed: $388,415.79
  Interest Rate: 8.0%
  Maturity Date: January 03, 2023
  $5M Cap or 25% discount and $2M minimum raise for a conversion, Preferred

- **Creditor:** Link Ventures - Note #10
  Amount Owed: $377,356.22
  Interest Rate: 8.0%
  Maturity Date: January 03, 2023
  $5M Cap or 25% discount and $2M minimum raise for a conversion, Preferred

- **Creditor:** Connecticut Innovations - Note #14
  Amount Owed: $121,279.76
  Interest Rate: 8.0%
  Maturity Date: January 03, 2023
  $5M Cap or 25% discount and $2M minimum raise for a conversion, Preferred

- **Creditor:** Link Ventures 2 LP - Note #15
  Amount Owed: $603,082.18
  Interest Rate: 8.0%
  Maturity Date: January 03, 2023
  $5M Cap or 25% discount and $2M minimum raise for a conversion, Preferred

- **Creditor:** Link Ventures Advisors Fund 2 LP - Note #15
  Amount Owed: $5,494.13
  Interest Rate: 8.0%
  Maturity Date: January 03, 2023

$5M Cap or 25% discount and $2M minimum raise for a conversion, Preferred

- **Creditor:** Connecticut Innovations - Note #5
  Amount Owed: $101,735.91
  Interest Rate: 8.0%
  Maturity Date: January 03, 2023
  $5M Cap or 25% discount and $2M minimum raise for a conversion, Preferred

- **Creditor:** Connecticut Innovations - Note #6
  Amount Owed: $99,886.67
  Interest Rate: 8.0%
  Maturity Date: January 03, 2023
  $5M Cap or 25% discount and $2M minimum raise for a conversion, Preferred

- **Creditor:** Connecticut Innovations - Note #23
  Amount Owed: $18,000.00
  Interest Rate: 0.0%
  Maturity Date: January 03, 2023
  $5M Cap or 25% discount and $2M minimum raise for a conversion, Preferred

- **Creditor:** Connecticut Innovations - Note #25
  Amount Owed: $7,892.50
  Interest Rate: 0.0%
  Maturity Date: January 03, 2023
  $5M Cap or 25% discount and $2M minimum raise for a conversion, Preferred

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $11,962,825.20

Valuation Details:

After a thorough internal analysis, LifestyleCX, Inc.'s pre-money valuation is $12,000,000. There are two main methods applied to calculate this valuation.

LifestyleCX, Inc has seen significant traction in 2021. As mentioned above, the team grew revenue by 190% from 2020 to 2021. The team secured partnerships with a top Real Estate Investment Trust, Columbia Pacific Advisors, and top industry companies such as Juniper Communities, Avamere Health, LCB Senior Living, and Maplewood Senior Living. The team grew the business and expanded our product offering based on feedback from our customers and added features to meet the industry needs. By staying in tune with industry needs, we grew the company despite the pandemic and the impact on the senior care industry. The company has strong brands and brand values. (Trademark for LifestyleCX™, AgingAnswers®, and AgingChoices®). The company also has a patent-pending for the Choice! Wizard on AgingChoices.com. In addition, we were able to build a strategic partnership with Caring.com, a national placement service. 2021 allowed us to finish two customer case studies showing 11x and 27x ROI on our product and identify our CAC (Cost of Customer Acquisition) for both AgingChoices.com and AgingChoices Pro B2B SaaS tools. All the above was done with a team of five.

The company's founders have 16 (32 combined) years of experience in the senior care industry on both the technology and senior care provider sides. Founder/CEO Terri Sullivan is a 30-year sales professional spending the last 16 years in technology sales in senior care. Founder/COO Brenda Limone also has been in technology in senior care for over 12 years and worked on the seniors housing provider side for four years. The team is fiscally responsible and navigated some challenging times during the pandemic. The founders and the SVP of product, Brandon Compagna, all have previous start-up experience. The core team of five is committed to the company's success and remained so throughout the challenges of the pandemic and handled the pivots with vigor. Robert Kramer, the Founder of the National Investment Center for Seniors Housing, is a formal advisor adding invaluable advice and connections in the industry. The team is backed by two institutional investors, CT Innovations and Link Ventures. As part of Link Ventures, the team also has support from CogoLabs, located in Cambridge, MA.

There is no question that the aging and SilverTech markets are exploding. Over 52M Americans are 65+, 16% of the US population (2019 - US Census), and over 94M Americans are 55+, 29% of the US population (2019 - US Census). To top it off, 10,000 Americans turn 65 every day. Not to mention the 43.5 million caregivers that provide unpaid care to an adult or child in the last 12 months (AARP), 1 in 5 Americans provide unpaid family care (AARP), and the 6.5 million Americans age 65+ are living with Alzheimer's in 2022 (Alzheimers.org)

After surveying 10,000+ consumers, LifestyleCX data shows that they want and need education to help them determine what is next. There is no single online source to access expert-generated content around topics of aging and aging support. There is no single online source that leverages machine learning and AI to help consumers define a roadmap for success in making informed decisions.

Another trend in addition to "SilverTech" is online education (EdTech). Companies like Teachable, Udemy, and MasterClass have exploded. Therefore, showing the opportunity for success with online education around aging and aging support.

We also looked at a list of comparable companies that compete in the same space. Companies similar to AgingChoicesPro and our B2B SaaS tools are Talk Further and Roobrik. Companies similar to AgingChoices.com include A Place for Mom, Seniorly, and Caring.com. A company similar to AgingAnswers.com is GetSetUp in the EdTech space for aging. However, companies like Teachable, Udemy, and MasterClass have shown great success with online instructor-led courses.

Based on previous traction, current customer relationships, ROI, partnerships, growth of the market, need for seniors housing and care, and pandemic recovery, we believe we will continue to see upward revenue growth.

This valuation was calculated internally without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no preferred stock. In making this calculation, we have not assumed:

(i) any outstanding options, warrants, or other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,729,597.04 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  33.5%
  B2C - Funds are to be used to drive traffic to AgingChoices.com to build lead generation revenue and AgingAnswers.com and acquire more consumer traffic.
  B2B - Funds are used for in-industry conferences and trade marketing.

- *Company Employment*
  50.0%
  And an operations and implementation lead and inside sales team for B2B SaaS.

- *Research & Development*
  10.0%
  This money would be used to engage a UX/UI consulting firm we used in the design of AgingChoices, KnockMedia.

- *Crowdfunding Marketing*
  1.0%
  Use of fund for social media, email and marketing automation

If we raise the over allotment amount of $999,999.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  50.0%
  We will be adding a marketing lead to support the B2C traffic generation and SEO efforts. And an operations and implementation lead and inside sales team for B2B SaaS. In addition, we will need a content manager for AgingAnswers.com.

- *Marketing*
  27.0%
  B2C - Funds are to be used to drive traffic to AgingChoices.com to build lead generation revenue and AgingAnswers.com and acquire more consumer traffic. B2B - Funds are used for in-industry conferences and trade marketing.

- *Research & Development*
  16.5%
  This money would be used to engage a UX/UI consulting firm we used in the design of AgingChoices, KnockMedia.

- *Crowdfunding Marketing*
  1.0%
  Use of fund for social media, email and marketing automation

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.lifestylecx.com/ (https://www.lifestylecx.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lifestylecx

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LifestyleCX, Inc.

[See attached]

LIFESTYLECX, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
LifestyleCX, Inc.
Guilford, Connecticut

We have reviewed the accompanying financial statements of LifestyleCX, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 9, 2022
Los Angeles, California

LIFESTYLECX INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	50,591	$	63,713
Acccounts Receivable, net		59,020		37,948
Prepaids and Other Current Assets		1,278		676
Total Current Assets		**110,889**		**102,337**
Property and Equipment, net		5,515		3,659
Intangible Assets		7,688		8,649
Total Assets	**$**	**124,091**	**$**	**114,645**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	18,039	$	23,256
Credit Cards		9,569		5,232
Convertible Note		1,591,736		1,600,000
Accrued Interest on Convertible Note		299,537		216,840
Deferred Revenue		1,897		11,639
Other Current Liabilities		576		27,630
Total Current Liabilities		**1,921,354**		**1,884,597**
Promissory Notes and Loans		-		173,792
Total Liabilities		**1,921,354**		**2,058,389**
STOCKHOLDERS EQUITY				
Common Stock		963		907
Additional Paid in Capital		226,123		46,503
Retained Earnings/(Accumulated Deficit)		(2,024,349)		(1,991,154)
Total Stockholders' Equity		**(1,797,263)**		**(1,943,744)**
Total Liabilities and Stockholders' Equity	**$**	**124,091**	**$**	**114,645**

LIFESTYLECX INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	489,484	$	168,671
Cost of Goods Sold		-		-
Gross profit		489,484		168,671
Operating expenses				
General and Administrative		619,196		864,567
Sales and Marketing		61,404		63,336
Total operating expenses		680,601		927,903
Operating Income/(Loss)		(191,116)		(759,232)
Interest Expense		135,037		137,656
Other Loss/(Income)		(292,959)		(34,477)
Income/(Loss) before provision for income taxes		(33,195)		(862,411)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(33,195)**	**$**	**(862,411)**

See accompanying notes to financial statements.

LIFESTYLECX INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock			Additional Paid In Capital		earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares		Amount					
Balance—December 31, 2019	9,072,000	**$**	**907**	**$**	**44,293**	**$**	**(1,128,743)**	**$ (1,083,543)**
Issuance of Stock								
Share-Based Compensation					2,211			2,211
Net income/(loss)							(862,411)	(862,411)
Balance—December 31, 2020	9,072,000		907		46,503	$	(1,991,154)	**$ (1,943,744)**
Issuance of Stock	-		-		-			-
Share-Based Compensation					164			164
Conversion of Debt to Stock	556,582		56		179,455			179,511
Net income/(loss)							(33,195)	(33,195)
Balance—December 31, 2021	**9,628,582**	**$**	**963**	**$**	**226,123**	**$**	**(2,024,349)**	**$ (1,797,263)**

See accompanying notes to financial statements.

LIFESTYLECX INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (33,195)	$ (862,411)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	716	3,576
Amortization of Intangibles	961	961
Share-based Compensation	164	2,211
PPP loan forgivness	(173,792)	
Changes in operating assets and liabilities:		
Acccounts receivable, net	(21,072)	23,064
Prepaids and Other Current Assets	(602)	498
Accounts Payable	(5,216)	8,444
Deferred Revenue	(9,742)	(9,361)
Credit Cards	4,337	(16,248)
Other Current Liabilities	(27,054)	12,466
Accrued Interest on Convertible Note	82,697	137,656
Net cash provided/(used) by operating activities	**(181,798)**	**(699,144)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(2,572)	-
Net cash provided/(used) in investing activities	**(2,572)**	-
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	-	-
Borrowing on Promissory Notes and Loans	-	173,792
Borrowing on Convertible Notes	171,247	-
Net cash provided/(used) by financing activities	**171,247**	**173,792**
Change in Cash	(13,122)	(525,352)
Cash—beginning of year	63,713	589,065
Cash—end of year	**$ 50,591**	**$ 63,713**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	179,511	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

LifestyleCX Inc, previously known as LifestyleCX, LLC was originally formed on July 19, 2017 in the state of Delaware. On April 30, 2019, the Company converted to a C Corporation in the state of Delaware under the name LifestyleCX Inc. The financial statements of LifestyleCX Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Guilford, Connecticut.

LifestyleCX Inc. under the brand AgingChoices, is an age-tech software platform that educates and matches aging adults to the right aging options, provides free and low-cost on-demand video courses and answers to aging questions, and offers aging service providers software tools that engage, convert, and acquire prospects.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

LifestyleCX Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its right aging options services on its platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $61,404 and $63,336, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 9, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Insurance	1,278	676
Total Prepaids and Other Current Assets	**$ 1,278**	**$ 676**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued expenses	-	27,266
Other payable	576	364
Total Other Current Liabilities	**$ 576**	**$ 27,630**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computer equipment	$ 12,140	$ 9,569
Property and Equipment, at Cost	**12,140**	**9,569**
Accumulated depreciation	(6,626)	(5,910)
Property and Equipment, Net	**$ 5,515**	**$ 3,659**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $716 and $3,576, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,	2021	2020
Patent	$ 9,610	$ 9,610
Intangible assets, at cost	**9,610**	**9,610**
Accumulated amortization	(1,922)	(961)
Intangible assets, Net	**$ 7,688**	**$ 8,649**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $961 and $961 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense	
2022	$	(961)
2023		(961)
2024		(961)
2025		(961)
Thereafter		(3,844)
Total	**$**	**(7,688)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 9,628,582 and 9,072,000 shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 928,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ 0.00	-
Granted	774,730		
Execised	-		
Expired/Cancelled	(2,480)		-
Outstanding at December 31, 2020	774,730	$ 0.00	9.43
Exercisable Options at December 31, 2020	774,730	$ 0.00	9.43
Granted	63,500	$ -	
Execised	-	$ -	
Expired/Cancelled	(1,000)	$ -	
Outstanding at December 31, 2021	838,230	$ 0.00	8.43
Exercisable Options at December 31, 2021	838,230	$ 0.00	8.43

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $164 and $2,211, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan - 1st tranche	$ 173,792	1.00%	4/20/2020	Forgiven in full	$ -	$ -	$ -	$ -	$ -				$ 173,792	$ 173,792
PPP loan - 2nd tranche	$ 119,167	1.00%	2/8/2021	Forgiven in full	$ -	$ -	$ -	$ -	$ -					
Total					$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 173,792	$ 173,792

During 2021, both PPP loans have been forgiven and the entire amount of $292,959 has been classified under other income.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Jackie Berg	$ 25,000	8.00%	04/01/2018	Converted into common stock	-	-	-	-	-	2,472	5,901	25,000	$ -	30,901
Kelly Pirron	$ 25,000	8.00%	04/01/2018	paid off	-	-	-	-	-	2,472	5,901	25,000	$ -	30,901
Roderic Mathey	$ 25,000	8.00%	04/01/2018	paid off	-	-	-	-	-	2,472	5,901	25,000	$ -	30,901
Rod Cross	$ 25,000	8.00%	04/01/2018	paid off	-	-	-	-	-	2,472	5,901	25,000	$ -	30,901
Connecticut Innovations	$ 75,000	8.00%	06/22/2018	12/31/2021	6,000	23,340	75,000		98,340	7,284	16,056	75,000	$ -	91,056
Connecticut Innovations	$ 75,000	8.00%	06/22/2018	12/31/2021	6,000	21,553	75,000		96,553	7,152	14,401	75,000	$ -	89,401
Rob Klapprodt	$ 25,000	8.00%	09/30/2018	Converted into common stock	-	-	-	-	-	2,377	4,712	25,000	$ -	29,712
Michael Sullivan	$ 25,000	8.00%	12/01/2018	paid off	-	-	-	-	-	2,340	4,252	25,000	$ -	29,252
Link Ventures LLLP	$ 300,000	8.00%	02/01/2019	01/31/2021	24,000	75,451	300,000		375,451	27,811	47,640	300,000	$ -	347,640
Link Ventures LLLP	$ 300,000	8.00%	06/18/2019	06/18/2021	24,000	64,761	300,000		364,761	27,019	38,629	300,000	$ -	337,742
Brandon Compagna	$ 50,000	8.00%	01/02/2019	Converted into common stock	-	-	-	-	-	4,635	7,940	50,000	$ -	57,940
Bradley Razook	$ 25,000	8.00%	04/29/2019	Converted into common stock	-	-	-	-	-	2,275	3,443	25,000	$ -	28,443
Robert Nolan	$ 25,000	8.00%	07/25/2019	Converted into common stock	-	-	-	-	-	2,234	2,926	25,000	$ -	27,926
Connecticut Innovations	$ 100,000	8.00%	12/08/2019	12/07/2021	8,000	17,232	100,000	-	117,232	8,684	8,548	100,000	$ -	108,548
Link Ventures 2 LP	$ 495,486	8.00%	11/21/2019	11/20/2021	39,639	87,467	495,486	-	582,953	43,182	44,285	495,486	$ -	539,771
Link Ventures Advisors Fund 2 LP	$ 4,514	8.00%	11/21/2019	11/20/2021	361	797	4,514	-	5,311	393	403	4,514	$ -	4,917
Rod Cross	$ 31,340	5.00%	03/08/2021	03/08/2022	1,567	1,274	31,340	-	32,614	-	-	-	$ -	-
Roderic Mathey	$ 31,367	5.00%	03/12/2021	03/12/2022	1,568	1,257	31,367	-	32,624	-	-	-	$ -	-
Michael Sullivan	$ 29,669	5.00%	03/08/2021	03/08/2022	1,483	1,206	29,669	-	30,874	-	-	-	$ -	-
Kelly Pirron	$ 31,360	5.00%	03/11/2021	03/11/2022	1,568	1,261	31,360	-	32,622	-	-	-	$ -	-
Connecticut Innovations	$ 18,000	0.00%	01/20/2020	01/20/2021	-	-	18,000	-	18,000	-	-	-	$ -	-
Sarah Plimpton Liebowitz	$ 100,000	5.00%	03/18/2021	03/18/2022	5,000	3,939	100,000	-	103,939	-	-	-	$ -	-
Total	$ -				$ 119,187	$ 299,537	$ 1,591,736	$ -	$ 1,891,273	$ 4,944	$ 216,840	$ 1,600,000	$ -	$1,815,953

The convertible notes are convertible into common shares at a conversion price. The number of units of Equity Securities to be issued to the Holder upon such conversion shall be equal to the entire outstanding principal and accrued interest of the Notes divided by 80% of the per unit purchase price for the Equity Securities. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note Conversion

During the year, the Company converted $150,000 of notes and $29,511 of related accrued interest into 556,582 shares of Common Shares.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(9,460)	$	(248,975)
Valuation Allowance		9,460		248,975
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(500,074)	$	(490,613)
Valuation Allowance		500,074		490,613
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,754,644, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,754,644. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 6, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $191,116, an operating cash flow loss of $181,798, and liquid assets in cash of $50,591, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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LifestyleCX

Giving Everyone Personalized Aging Choices


SERVICES
LIFESTYLE
FINANCES
BACKGROUND
Our 5-minute lifestyle quiz will help us understand your needs and match you with the right senior care options!
Who is this search for?
Myself
A Loved One
LifestyleCX
Giving Everyone Personalized Aging Choices

Website | Guilford, CT | EDUCATION | SOFTWARE & SERVICES

$0.00 raised

0 Investors	$12M Valuation
$1.20 Price per Share	$249.60 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

The mission of LifestyleCX is to provide everyone with personalized aging choices. Our vision is to be the largest and most trusted unbiased data-driven platform for aging education and services. LifestyleCX, Inc. dba AgingChoices is a website that educates and connects consumers to aging services and subscription-based software for aging service providers to help capture qualified prospective customers.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- It is a massive market: The US aging service providers market is currently valued at $64.9 billion (source), with 54.1 million Americans aged 65 or older (source), and the Longevity Economy expects an economic boom growing from $8.3T to over 28.2T by 2050 (source).
- Founders' experience: 30 years combined experience in startups, age-tech, and senior housing with an extensive industry network.
- Happy customers: We believe the company has the potential to expand through an established brand, industry-leading customers, strategic partnerships, and consumer-focused content delivery.

OVERVIEW

The journey started with the co-founders' personal experience

As adult daughters to aging parents and grandparents, we, the founders, experienced how hard it is to navigate the aging landscape, which can be emotionally and financially taxing. Yet, despite the necessity of procuring the proper help, we noticed the glaring lack of information available. We believe that with appropriate education, and user-friendly tools, we can offer everyone personalized aging choices and help senior care providers bridge the gap between their services and consumers.


Your roadmap to finding the right aging products and services.

THE PROBLEM

The process of finding senior care is fragmented and daunting

Despite living in a digital era where most of the world's knowledge is a mere internet search away, we believe there is a lack of unbiased education-based aging content. After collecting data from thousands of consumers engaging with our products, we validated that people need answers to their aging questions. Specifically, a technology designed to help older adults and their families learn and get matched to the suitable aging options.

Navigating the aging landscape is challenging. Most consumers don't know where to begin when needing aging services. They are looking for a "roadmap" of what is next. Most end up with placement services because of that lack of education and the urgency of need, possibly leading to inappropriate and costly decisions. Or worse, having decisions made for them. Most consumers prefer to drive their own experience, do their research online, and make better, more informed decisions. We believe this void of information and self-service shouldn't exist.


The Aging Services Landscape
Low
Level of Services & Care
High
High
Cost
Low
Active Adult/ 55+ Communities
Independent Living
Home Care
Affordable Senior Housing
Adult Day Care
Life Plan Communities
Assisted Living/Respite
Home Care / Continuing Care at Home
Supportive Living
PACE
Skilled Nursing
Memory Care
Home Health / Rehabilitation
Hospice / Palliative Care
PACE
AgingChoices

In our opinion, traditional marketing does not work for providers of senior living and services as it did pre-pandemic. These aging service providers must improve their online presence and reputation and fortify their digital marketing efforts to improve customer acquisition. In addition, the industry needs to lean in and leverage data to provide more personalized experiences for its customers.


Education is essential for consumers to make better informed decisions about their aging needs.

THE SOLUTION

A customer acquisition platform connecting informed consumers to senior care services

LifestyleCX has three business segments. AgingChoicesPRO, AgingChoices.com, and AgingAnswers. Together they solve the problem of consumers finding proper senior care and senior care providers connecting to consumers well suited for their services.

AgingChoicesPro gives senior care providers acquisition tools to augment the sales experience and optimizes their sales funnel. Our product engages customers, collects valuable data for marketing insights, and helps providers understand the needs of their clients, streamlining the sales process.


MAPLEWOOD
OUR COMMUNITY
CARE OPTIONS
FLOOR PLANS
LIFESTYLE
CONTACT US
Concierge
Schedule A Tour
Additional Questions
BACK
NEXT

AgingChoices.com educates and matches consumers with senior care options using our Choice! Wizard® engine. Website visitors simply fill out our quick and easy survey, and our matching algorithm matches them to seniors housing and home care in their local area.


What are your passions and interests?
Friends & Family
Socializing
Arts
Quiet Time
Reading
Food or Cooking
Gardening
Crafts
Pets
Fitness
Music
Exploring / Traveling

AgingAnswers.com, our most recent product, is the ultimate education supplement, which has on-demand video courses to help consumers make well-informed decisions. Sample topics include assisted living, home care, estate planning, moving, and downsizing. This same content is valuable to care providers, employers, and sponsors.


Aging Answers
What Will Senior Living Cost Me?
Course curriculum

THE MARKET

Leveraging data benefits consumers and providers alike

The long-term care and senior care industry are worth billions (source), yet many providers haven't embraced technology and data to help improve their businesses. LifestyleCX can separate itself from its competitors by offering a 360 suite of products that educates the customer and matches them with a provider and service. It also helps aging service providers maximize their businesses.


Marketing Intelligence
Lead Funnel
Content & Ed Tech
LifestyleCX®
Enterprise Solution
Customer Acquisition
Customer Experience
Employee Recruitment
Customer Satisfaction
Marketing Reach

To our knowledge, no other platform in this industry benefits consumers and prospective service providers. Customers receive personalized matches based on their needs, while service providers acquire prospects using state-of-the-art tools. As a result, we believe LifestyleCX can disrupt the $64 billion aging services market.

OUR TRACTION

Our tech is ready. It's time to scale

The LifestyleCX product suite has evolved to meet the needs of senior care providers and consumers alike. The growing needs of the aging population, the competitive landscape of senior care options, and the impact of the pandemic have all influenced the development of our products and tools.

Our revenue increased 190% from 2020 to 2021. We secured partnerships with industry leaders such as Maplewood Senior Living, LCB Senior Living, and Juniper Communities. In addition, we work with Real Estate Investment Trusts like Columbia Pacific Advisors to help with customer acquisitions. These partners are currently using our software, further establishing our place in the market.


Our LifestyleCX Brands
LifestyleCX, Inc. is an age-tech software platform that educates and matches consumers to the right aging options and offers aging service providers software tools to engage and acquire customers.
Our mission is to give everyone personalized aging choices.
AgingChoices Pro
AgingChoices.com
AgingAnswers.com
AgingChoices for Pro offers software tools to help aging service providers engage and acquire customers.
Visit AgingChoicesPro.com
Looking for prospects?
AgingChoices.com is the fastest-growing destination for consumers to find the right senior care options.
Visit AgingChoices.com
Looking for options?
AgingAnswers.com is a learning platform with aging-focused courses and content delivered by experts.
Visit AgingAnswers.com
Looking to learn?

We have a pending patent on our Choice! Wizard matching technology. Our case studies show outstanding results from working closely with our customers to measure move-ins (source & source). In addition, we published a report titled "What Senior Living Prospects Want," showcasing our consumer data (source) referenced in a Forbes article entitled, "Why A Consumer-Driven Focus Must Drive Senior Care Technology" (source).

Our customers can attest to how well our technology connects them to the right type of residents. Ted Doyle, VP of Marketing for LCB Senior Living, states, "I've found that the algorithm these guys use is extremely smart in getting beneath the surface and looking at the subtle nuances that make a really, truly-good fit."


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*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

An industry ripe for disruption. Join us.

Almost everyone in this country has gone through or knows someone going through the challenging process of finding their loved ones' senior care. Unfortunately, this process affects not only the older adults who are restructuring their lives but also their loved ones. LifestyleCX exists to ease this burden on all involved by educating seniors and their loved ones and providing them with personalized care options.

The senior care industry has seen significant changes over the past couple of years and there are more options available for consumers than ever, creating more competition. Therefore, their customer acquisition strategies must evolve to meet the consumers' needs and how they shop for products and services.

We have the suite of products, leadership, and firsthand experience to maximize this company’s potential, disrupt a multi-billion dollar industry, and create positive change. The vision is to be the largest and most trusted unbiased data-driven platform for aging education, products, and services. Help us become the gold standard for everyone entering their third act by investing in LifestyleCX.


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July 2017 — LifestyleCX LLC is formed!
Established LLC and started building an MVP

April 2018 — MVP of B2B Software

Our vision became reality. Our MVP was released!

January 2019 — Our first paying customer
We finalized our first agreement - Vitality is still a customer!

July 2019 — Moved to AgingChoices Brand
Began testing AgingChoices.com Q3 and Q4

January 2020 — AgingChoices B2C Launced

We began educating and matching consumers to providers on AgingChoices.com

June 2021 — Navigator and Tour Scheduler Launched

To support senior care industry and sales

May 2022 — Began Testing AgingAnswers

Go live with video content for consumers on AgingAnswers.com

June 2022 — Go Live on StartEngine
Join us as we give everyone personalized education and aging choices!

In the Press

Forbes

Senior Living Foresight

Senior Living Pivot to Profit

SHOW MORE

Meet Our Team



Terri Sullivan

President, CEO and Director

Terri is a visionary, leader, and 30-year career sales professional and entrepreneur. Over the last 16 years, Terri consulted, led, and facilitated sales for innovative technologies serving employees, residents, and families in the senior care industry. She brings with her an extraordinary understanding of the senior care and long-term care markets as well as strong relationships at senior levels at many of the largest providers in the country.

Prior to the senior care industry, Terri held various professional sales roles with companies such as Premiere Global Services, NEC America, Unicom Screen Printing, and 3M.

She has a BS in Management from Bentley University and an AS in Computer Information Systems from Cape Cod Community College. Terri's passions include ideation, entrepreneurship, sailing, skiing, and traveling.



Brenda Limone

COO, Secretary, Treasurer and Director

Brenda has over 25+ years as a decisive leader, entrepreneur, business development professional, and accomplished senior housing executive spending 4+ years in a leadership role in resident services for Beacon Communities, a top senior and multi-family housing provider. She was involved in national policy initiatives on housing and healthcare. She was an original founding team member of Connected Living, a first mover in social technology for senior living and the mature market, and was instrumental in the early-stage development of the company. She started her career establishing a commercial creatives' agency and was one of the founders of the Communication Collaborative, a placement agency for creative professionals. She holds a bachelor's degree in Business Administration from MCLA and participated in the Accelerator for Biosciences in Connecticut.

A mother and caregiver, Brenda is passionate about bringing transparency to the senior care industry and disrupting the way consumers learn about care options. Outside of work, she enjoys travel, skiing, and spending time with her family.



Brandon Compagna

SVP Product Development

Brandon Compagna is SVP of Product for LifestyleCX. He has over 20 years of experience as an entrepreneur, technology professional, and B2B product innovator. Brandon has exceptional product marketing and project management skills. He holds both MBA & BS in Management degrees from Bentley University. Brandon is passionate about solving problems and creating new products.

Outside of work, he loves to play with his kids and Bernese Mountain Dog, travel to Walt Disney World and Maine, and garden.



Brad Bertsche

Senior Full Stack Software Engineer

Brad has over 12 years of professional full-stack web development experience. He has worked on a number of projects over the years in various languages including PHP, Python, Go, and JavaScript. He is able to take a design and bring it to life. Prior to LifestyleCX, he ran his own web development consulting business.

Outside of work he enjoys weight lifting, music, art, and video games.



Peggy Wilcox

Director of Customer Success

Peggy has over 35 years of experience in customer service and account management. Her strengths include consumer satisfaction and being a corporate support manager. She is able to bring innovative solutions and flexibility to her roles. With over 12 years of experience in the leisure marine industry, Peggy generated over $1M in additional annual revenue through her strong interpersonal skills and relationships between the manufacturers and their customers. She is able to shift gears quickly and adapt to new systems and industries with a willingness to learn and support her team.

Peggy enjoys travel, the outdoors, being creative, and spending time with family and friends.



Bob Kramer

Formal Advisor to LifestyleCX

Co-Founder & Strategic Advisor National Investment Center for Seniors Housing and Care (NIC.org). Founder & Fellow - Nexus Insights (nexusinsights.net)

Bob is broadly recognized as one of senior living's most influential and high-profile thought leaders. With over 35 years of industry leadership, he has earned the reputation of "agent provocateur" in the seniors housing and care industry and aging services field. He has been described as an ice-cutter and scout in identifying industries and trends that will disrupt the future of seniors housing, aging services, and aging more broadly.



Robert Nolan

Formal Advisor to LifestyleCX

Robert is the founding partner of Halyard Capital and a current senior advisor to Brown Brothers Harriman, Connecticut Innovations, and MissionOG. He has over 25 years of experience in private equity, investment banking, and venture capital. Robert spun Halyard Capital out of BMO Merchant Banking and continued as the firm's Managing Partner until late 2018. He presently sits on the Board of Directors for Point Pickup Technologies, a last-mile logistics, and Curacity, a travel technology firm based in New York City.

Robert previously represented Halyard Capital on the Boards of Jun Group, Engauge Marketing, LLC; Women's Marketing, Inc., Practice Insight, American Consolidated Media, Inflow, North Dakota Holdings, and TRANZACT.

Offering Summary

Company	LifestyleCX, Inc.
Corporate Address	64 Horseshoe Rd., Guilford, CT 06437
Offering Minimum	$9,999.60
Offering Maximum	$999,999.60
Minimum Investment Amount (per investor)	$249.60

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	8,333
Maximum Number of Shares Offered	833,333
Price per Share	$1.20
Pre-Money Valuation	$11,962,825.20

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within first 48 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 5% bonus shares

Amount-Based:

$500+ | Tier 1

2% Bonus Shares.

$1,000+ | Tier 2

4% Bonus Shares.

$2,500+ | Tier 3

6% Bonus Shares

$5,000+ | Tier 4

8% Bonus Shares

$10,000+ | Tier 5

10% bonus shares

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Lifestylecx will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non Voting Common Stock at $1.20 / share, you will receive 110 shares of Non Voting Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Know someone in your life that is aging and needs support? You are not alone. Over 10,000 Americans turn 65 every day and there are 54.1M Americans currently age 65+. Most people don't know where to turn for what's next. To help serve this emerging aging population, LifestyleCX built a customer acquisition platform connecting educated and informed consumers to aging care service providers. Our mission is to give everyone personalized education and aging choices. (Terri)

My name is Terri Sullivan, Co-Founder, and CEO of LifestyleCX. I have 16 years of sales and technology experience in the senior care space, so I have deep knowledge of the aging services landscape, an extensive network, and an understanding of the key challenges. (Terri)

My name is Brenda Limone, co-founder, and the COO of LifestyleCX. I have over 16 years of experience in age-tech and as a senior care provider. That and my personal experience with navigating the aging landscape for my own family, have prompted my passion for creating a new and better way.

Sadly most people wait until they are in a critical situation rather than planning for aging needs. They don't know what's next or where to begin. That's where LifestyleCX comes in. (Brenda)

The landscape can be overwhelming and unique for each person. (Terri or Brenda)

Because of this, individuals are often forced into a decision made for them, not made by them. (Terri or Brenda)

Hi, I'm Brandon Compagna, SVP of Product and Product marketing at LifestyleCX. (Brandon)

Under the LifestyleCX umbrella, we have 3 brands that work together to bring this mission to life, AgingChoicesPro, AgingChoices.com, and AgingAnswers. (Brandon)

Our AgingChoices Pro SaaS tools for leading senior care providers like LCB Senior Living and Maplewood Senior Living engage prospects and leverage prospect survey data to provide a stronger level of customer experience and increased customer acquisition. (Brandon)

At AgingChoices.com, we help consumers via a matching engine to connect them to the right care options. (Brandon)

Critical to building consumer trust and users, the AgingChoices team just launched our third brand, AgingAnswers.com, which offers consumers expert-generated educational video courses and content. (Brandon)

Focused on answering those questions that someone might not know or be afraid to ask. As well as offering interest-based content to build a collective community of learners. (Brandon)

An AgeTech platform that uses data from multiple sources, machine learning, AI, and consumerization for the future of aging support and services. (Terri)

After all, what would you want for yourself or a loved one? (Terri)

According to AARP, The Longevity Economy is estimated at $8.3T and growing exponentially. Invest in the future of aging. (Terri)
--

Embedded Video #1
- Hi, everybody, I'm Ted Doyle. I've vice president of marketing for LCB Senior Living. We are a New England-based company that serves 28 different markets with assisted memory care living. We've been working with AgingChoices now for a couple of years and I've found them to be among the most astute and effective people when it comes to matching our communities with the right type of residence. If you're anything like us, your different communities have different personalities. There are different demographics and not everybody is gonna be happy in every kind of building. I have found that the algorithm that these guys use is extremely smart in getting beneath the surface and looking at the subtle nuances that make a really, truly good fit. I would highly encourage you to take a look at this platform and take advantage of it, and I hope you stay well. Thanks, bye-bye.
--
Embedded Video #2
Title Slide:

AgingChoicesPro - Prospect engagement and acquisition tools for Senior Living

AgingChoices Pro is a suite of products that help fill your sales funnel and enhance the discovery process in senior living.

———

Slide #1:

Introducing...AgingChoices Navigator, AgingChoices Surveys, and AgingChoices Provider Profiles!

———

Slide #2:

AgingChoices Navigator

The AgingChoices Navigator is a virtual guide for your website. Action-packed with features to quickly direct your website visitors to get them where they want to go.

Put the Navigator on any webpage across your website.

Plus, our newest "build a form" feature will help optimize your conversions.

———

Slide #3

AgingChoices Surveys

AgingChoices Surveys engage consumers and collect data about their needs, wants, and concerns, for deeper discovery and advancing the sales process.

AgingChoices Premium Profiles

AgingChoices Premium Profiles highlight your company’s services and capture prospects on AgingChoices.com, a website that educates and matches consumers to senior care options.

Ending Slide:

The AgingChoices discovery tools are designed to help you fill a full sales funnel and collect prospect data leading to more move-ins and customers.

Speed up the sales process and save valuable time, contact sales@agingchoices.com to get started today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "LIFESTYLECX, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF JULY, A.D. 2022, AT 10:19 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6484537 8100
SR# 20222923993

Authentication: 203858294
Date: 07-07-22

LIFESTYLECX, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

LifeStyleCX, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is LifeStyleCX, Inc. and this corporation was originally organized pursuant to the Limited Liability Company Act of the State of Delaware on July 19, 2017, under the name LifeStyleCX, LLC before being subsequently converted to a corporation on April 30, 2019, pursuant to the General Corporation Law of the State of Delaware.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring such amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 28th day of June, 2022.

By: ______________________
Teresa Sullivan-McLean, CEO

Exhibit A

LIFESTYLECX, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

FIRST: The name of the corporation is LifeStyleCX, Inc. (the "***Corporation***").

SECOND: The address of the Corporation's registered office in the State of Delaware is located at 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808-1674. The Corporation's registered agent at such address is Corporation Service Company.

THIRD: The nature of the business and purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law, as the same may be amended and supplemented from time to time (the "***DGCL***").

FOURTH:

(a) The total number of shares of stock which the Corporation shall have authority to issue is Twelve Million (12,000,000) shares of common stock, par value of $0.0001 per share ("***Common Stock***") of which Eleven Million (11,000,000) are designated as Voting Common Stock ("***Voting Common Stock***"), and One Million (1,000,000) are designated as Non-Voting Common Stock ("***Non-Voting Common Stock***"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) Voting Rights.

(i) Voting Common Stock. Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of

Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

(c) Concurrently with the filing of this Certificate of Incorporation with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Voting Common Stock.

FIFTH: No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

SIXTH: In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock approved by the holders of Voting Common Stock of the Corporation.

SEVENTH: Subject to any additional vote required by this Certificate of Incorporation or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

EIGHTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

NINTH: To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or any such other law of the State of Delaware as so amended. No amendment to or repeal of this Article Ninth shall adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment or repeal.

TENTH: The Corporation shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify and advance expenses to (a) its directors and officers and (b) any person who at the request of the Corporation is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section as amended or supplemented (or any successor); provided, however, that, except with respect to proceedings to enforce rights to indemnification, the Corporation shall not indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person unless such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by its Board of Directors in its sole and absolute discretion. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. No amendment to or repeal of this Article Tenth shall adversely affect any right or protection of a director, officer or such other indemnified person of the Corporation existing at the time of, or increase the liability of any director, officer or such other indemnified person of the Corporation with respect to any acts or omissions of such director, officer or such other indemnified person occurring prior to, such amendment or repeal.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or the Corporation's certificate of incorporation or the Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine.

TWELFTH: The Corporation hereby renounces, to the fullest extent permitted by Section 122(17) of the DGCL, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any business opportunities that are presented to any of its directors or stockholders who are not otherwise employed by the Corporation other than business opportunities that are presented to any director or stockholder acting in his or her capacity as a director or stockholder of the Corporation. No amendment to or repeal of this Article Twelfth shall adversely affect any right or protection of a director or stockholder of this Corporation existing at the time of, or increase the liability of any director or stockholder of this Corporation with respect to any acts or omissions of such director or stockholder occurring prior to, such amendment or repeal.

* * * * *

Exhibit G to Form C

Test The Waters Materials

startengine

Richard Hanson III <richard@startengine.com>

Sneak Peek: LifestyleCX Equity Crowdfunding Opportunity Coming Soon

1 message

Terri Sullivan <tsullivan@agingchoices.com>
Reply-To: tsullivan@lifestylecx.com
To: richard@startengine.com

Mon, Jul 11, 2022 at 10:04 AM

LifestyleCX®

Richard, I am pleased to let you know that we will soon launch an equity crowdfunding raise that lets our friends, family, and fans be part owners of the company.

You might be familiar with crowdfunding but not equity crowdfunding. Equity crowdfunding gives companies of all types an opportunity to raise capital from the public. Investors hold partial ownership of the company and have the opportunity to profit if the company does well. Needless to say, equity crowdfunding presents both entrepreneurs and investors with unprecedented opportunities.

I wanted my closest friends and family to be some of the earliest investors in this new campaign. We will reach out as soon as we go live with the campaign.

Thanks again for all your support, we can't build this company without people like you.

All the best,

Terri Sullivan

CEO, LifestyleCX

Disclaimers:

- No money or other consideration is being solicited, and if sent in response, it will not be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and
- A person's indication of interest includes no obligation or commitment of any kind.

LifestyleCX, P.O. Box 43, Guilford, CT 06437, USA, 833-229-6757